UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

EIN 44-0324630 PN 025

December 31, 2009 and 2008

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Leggett & Platt, Incorporated 401(k) Plan and Trust

Carthage, Missouri

We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Joplin, Missouri

June 22, 2010

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2009	2008
ASSETS
Investments, at fair value	$85,477,856	$65,864,041

Cash	111,249	632,438

Receivables
Employer contributions	144,343	—
Employee contributions	253,719	—

Due from broker	75,379	1,437

Total assets	86,062,546	66,497,916

LIABILITIES
Due to broker	188,631	633,618

Total liabilities	188,631	633,618

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	85,873,915	65,864,298

Adjustment from fair value to contract value for fully benefit responsive investment contracts	417,751	959,497

NET ASSETS AVAILABLE FOR BENEFITS	$86,291,666	$66,823,795

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2009	2008
Additions
Investment income (loss)
Net appreciation (depreciation) in value of investments	$12,246,394	$(25,486,151)
Interest and dividends	1,005,709	2,040,410

Net investment income (loss)	13,252,103	(23,445,741)

Contributions
Participant	9,556,290	13,943,968
Employer	3,697,831	5,026,535
Rollovers	169,295	110,916

Total contributions	13,423,416	19,081,419

Net additions	26,675,519	(4,364,322)

Deductions
Benefit payments	12,136,605	13,453,293
Administrative fees	344,910	366,625

Total deductions	12,481,515	13,819,918

Net increase (decrease)	14,194,004	(18,184,240)

Transfers to other plans	—	(22,451,257)
Transfers from other plans	5,273,867	4,179,137

Net increase (decrease) and transfers from (to) other plans	19,467,871	(36,456,360)

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	66,823,795	103,280,155

END OF YEAR	$86,291,666	$66,823,795

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was originally established on September 1, 2000 and restated effective January 1, 2003 to consolidate certain 401(k) plans of the Company’s subsidiaries and affiliates. It was subsequently restated effective January 1, 2007 to incorporate the Retirement K provisions (see below). The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees of an L&P branch or subsidiary who are classified as full-time and have completed one year of service, part-time and temporary employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the Plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan on the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions

Employer contributions, including matching contributions, are made in accordance with the Plan document or at the discretion of the employer. When other benefit plans are consolidated into this Plan, participating subsidiaries or affiliates have the option of making no contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers Company common stock, mutual funds and common trust funds as investment options for participants.

Effective January 1, 2008, the Plan began to allow “Roth” contributions to the Plan. These contributions are made on an after tax basis subject to the rules contained in the Internal Revenue Code (IRC).

Also effective on January 1, 2008, the Plan began to allow catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Retirement K

The Plan was amended effective April 1, 2007 to add the Retirement K provision. The purpose of this provision is to continue generating retirement benefits on behalf of active participants in the Leggett & Platt, Incorporated Retirement Plan (Retirement Plan) when benefit accruals ceased as of December 31, 2006 for this plan. An employee was eligible to be a Retirement K participant if on December 31, 2006 he or she was an active participant in the Retirement Plan and on or after April 1, 2007, he or she is a participant in this Plan.

On July 24, 2008, a Plan amendment effective January 1, 2007, was executed that allowed participants in the Hanes Companies, Inc. Retirement Savings Plan II to contribute to the Plan under the Retirement K provision. Hanes Plan participants can also continue to contribute to the Hanes Plan, subject to contribution limits prescribed by the IRS.

Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age, limited by 6% of eligible employee compensation.

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. A participant’s prior plan company matching contribution account and prior plan company profit sharing account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, Company contributions are not vested until three years of service with 1,000 hours completed, at which time they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $45,280 and $180,779, respectively.

Upon separation of employment, the Plan will automatically process a distribution of the participant’s account if the vested balance of that account is $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan. If the vested balance is greater than $1,000 but less than $5,000, the balance will be rolled over into a qualified individual retirement account at Wells Fargo, unless the participant elects direct distribution or other eligible direct rollover. Participants with vested balances exceeding $5,000 can elect to keep their balance in the Plan indefinitely or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59 1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 1/2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%). The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. Effective October 1, 2008, if an employer is sold and therefore ceases to be a related company, the Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Plan Trustee

Wells Fargo, the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, and maintains the financial records relating to the trust and makes all benefit payments as directed by the Plan Administrative Committee.

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within level 1 of the valuation hierarchy as the quoted price is in an active market. Common trust funds are valued at the reported unit value, which is derived from the fair value of the underlying investments. These are classified within level 2 of the valuation hierarchy because the unit value is quoted on a private market that is not active, however, the unit value is based on underlying investments which are traded on an active market. Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy. See Note D for further information regarding the valuation hierarchy. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B – SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Investment Contracts

The Plan holds an investment in the Wachovia Diversified Stable Value Fund (Fund). The Fund invests in traditional, separate account, and general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs). The Plan’s investment in the Fund is presented at fair value on the table of the investments held in the Plan (Note C).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The Fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE B – SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund. At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

The GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

The average yield based on actual earnings was 2.60% and 4.80% at December 31, 2009 and 2008, respectively. The average yield based on interest rate credited to participants was 3.37% and 3.61% at December 31, 2009 and 2008, respectively.

Income Taxes

The Plan is a qualified tax-exempt plan under the IRC and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated July 19, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA. With a few exceptions, the Plan is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2006.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE C – INVESTMENTS

The following investments with an (*) represent 5 percent or more of the Plan’s net assets:

	2009		2008
Wachovia Bank, N.A.
Diversified Stable Value Fund	$19,349,828	*	$17,708,054	*
Diversified Bond Fund	—		9,420,028	*
Enhanced Stock Market Fund	5,380,057	*	4,019,568	*
SSgA Passive Bond Market Index	11,089,110	*	—
American – The Growth Fund of America	8,099,004	*	5,432,539	*
Dreyfus Midcap Index Fund	7,564,738	*	5,045,275	*
Goldman Sachs Structured Intl Equity Fund	6,155,534	*	4,364,514	*
Van Kampen Equity and Income Fund	5,522,147	*	4,427,004	*
William Blair International Growth Fund	4,721,646	*	2,638,936
Dreyfus Small Cap Index Fund	4,529,388	*	3,299,179

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common Trust Funds	$1,994,100	$(3,496,398)
Mutual Funds	10,136,284	(21,953,392)
Common Stock	116,010	(36,361)

	$12,246,394	$(25,486,151)

Interest and dividends received on the Plan’s investments in 2009 and 2008 were $1,005,709 and $2,040,410, respectively.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE D – FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary areas in which the Plan utilizes fair value measurements are valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.).

•	Level 3: Unobservable inputs that are not corroborated by market data.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$46,247,765	$—	$—	$46,247,765
Common stock	444,006	—	—	444,006
Common trust funds	—	35,818,995	—	35,818,995
Participant loans	—	—	2,967,090	2,967,090

Total assets at fair value	$46,691,771	$35,818,995	$2,967,090	$85,477,856

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$31,562,532	$—	$—	$31,562,532
Common stock	266,372	—	—	266,372
Common trust funds	—	31,147,650	—	31,147,650
Participant loans	—	—	2,887,487	2,887,487

Total assets at fair value	$31,828,904	$31,147,650	$2,887,487	$65,864,041

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE D – FAIR VALUE MEASUREMENTS - CONTINUED

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets as of December 31, 2009 and 2008.

	As of December 31, 2009	As of December 31, 2008
	Participant Loans	Participant Loans
Balance, beginning of year	$2,887,487	$3,793,600
Issuances and settlements (net)	79,603	(906,113)

Balance, end of year	$2,967,090	$2,887,487

NOTE E – PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total fair value of $24,729,885 and $31,147,650, respectively. The Plan held common stock of Leggett and Platt, Incorporated at December 31, 2009 and 2008 with a total fair value of $444,006 and $266,372, respectively. In addition, the Plan held investments in loans to participants at December 31, 2009 and 2008 with a total fair value of $2,967,090 and $2,887,487, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE F – ASSETS TRANSFERRED INTO AND OUT OF PLAN

In an effort to consolidate its benefit plans, the Company transferred assets into this Plan from other plans. A summary of the transferred net assets available for benefits, including participant loans, which were merged into this Plan during 2009 and 2008, are as follows:

	2009
Merger Date	Merged Plan	Amount
06/01/09	ABC	$4,260,243
08/01/09	D&H	193
09/01/09	Gamber-Johnson	940,863
10/01/09	Scherer	52,554
11/01/09	Lost Benefits Trust (LBT)	20,014

Total assets merged into Plan in 2009		$5,273,867

	2008
Merger Date	Merged Plan	Amount
03/01/08	GAI/TNT	$349,276
03/01/08	NWT	134,897
06/01/08	Genesis Fixtures	1,316,819
09/01/08	Sponge Cushion	2,378,145

Total assets merged into Plan in 2008		$4,179,137

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE F – ASSETS TRANSFERRED INTO AND OUT OF PLAN - CONTINUED

There were no assets transferred out of the Plan during the year ended December 31, 2009.

During 2008, the Company divested the assets of Pace Industries, LLC and certain companies within its plastics division. Presented below is a summary of the transferred assets, including participant loans, which were transferred out of the Plan during 2008, as follows:

Transfer Date	Tranferred Plan	Amount
08/19/08	Pace Industries, Inc.	$21,106,104
11/28/08	Plastics Division	1,345,153

Total assets transferred out		$22,451,257

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$86,291,666	$66,823,795
Amounts allocated to withdrawing participants	—	(1,100)

Net assets available for benefits per Form 5500	$86,291,666	$66,822,695

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	December 31,
	2009	2008
Benefits paid to participants per the financial statements	$12,136,605	$13,453,293
Amounts allocated to withdrawing participants	(1,100)	1,100

Benefits paid to participants per Form 5500	$12,135,505	$13,454,393

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE H – PLAN RESOLUTION AND SUBSEQUENT EVENTS

On November 17, 2004, the Company’s Board of Directors adopted a resolution to merge selected plans of the Company’s subsidiaries and affiliates into this Plan. Additional mergers have not taken place subsequent to year-end.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009 and 2008

NOTE H – PLAN RESOLUTION AND SUBSEQUENT EVENTS - CONTINUED

Effective January 1, 2010, if a previously ineligible employee changes employment status and, as a result, meets the criteria of an eligible employee, the employee may generally participate in the Plan as soon as is administratively reasonable.

Subsequent events have been evaluated through June 22, 2010, which is the date the financial statements were available to be issued.

NOTE I – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to these risks has been heightened because of the current economic environment. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using values and information currently available to the Plan.

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2009

Participant Contributions Transferred Late to Plan		Total That Constitute Non-exempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Amount	Original Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
$119	05/21/09	$—	$119	[1]	$—	$—
$14	03/28/08	$—	$14	[2]	$—	$—

[1]	Employee deferrals due May 21, 2009, were not remitted to the Plan until August 5, 2009. Lost earnings were remitted as well, and the transaction was fully corrected on January 25, 2010.
[2]	Loan repayments due March 28, 2008, were not remitted to the Plan until June 27, 2008. Lost earnings were remitted as well, and the transaction was fully corrected on May 29, 2009.

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

	Identity of Issuer	Description of Investment Account	Current Value (1)
*	Wachovia Bank, N.A.	Wachovia Diversified Stable Value Fund	$19,349,828
	SSgA	SSgA Passive Bond Market Index	11,089,110
	American	American – The Growth Fund of America	8,099,004
	Dreyfus	Dreyfus Midcap Index Fund	7,564,738
	Goldman Sachs	Goldman Sachs Structured Intl Equity Fund	6,155,534
	Van Kampen	Van Kampen Equity and Income Fund	5,522,147
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund of Wachovia	5,380,057
	William Blair	William Blair International Growth Fund	4,721,646
	Dreyfus	Dreyfus Small Cap Index Fund	4,529,388
	Dodge & Cox	Dodge & Cox Stock Fund	3,620,655
	Vanguard	Vanguard Value Index Fund	3,480,300
	Davis New York	Davis New York Venture Fund	2,554,353
*	Leggett & Platt, Incorporated	Common Stock	444,006
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1% (4.25% - 11.50%)	2,967,090

	Total investments at fair value		85,477,856
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts		417,751

	Total Investments		$85,895,607

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

Exhibit List.

Exhibit 23	Consent of BKD, LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST

Date: June 23, 2010	By:	/S/ JOHN G. MOORE
John G. Moore
Vice President – Chief Legal & HR Officer and Plan Administrative Committee Chair

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP